Exhibit 99.1

Jeffs’ Brands: KeepZone AI Successfully Completes Live Pilot Demonstrating Checkpoint-Free Weapon Screening at High-Profile Event

Tel Aviv, Israel, Dec. 17, 2025 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, which recently began expanding into the global homeland security sector through advanced AI-driven solutions, today announced that its wholly owned subsidiary, KeepZone AI Inc. (“KeepZone”), has successfully completed a live operational security technology pilot of Scanary Ltd.’s (“Scanary”) next-generation concealed weapon detection system (the “System”), at Pais Arena Jerusalem (the “Arena”) during a high-profile concert event held on December 10 and 11, 2025.

The pilot was planned, integrated, and operated by KeepZone and involved the deployment of multiple advanced security technologies (the “System”), including a non-intrusive concealed-weapon detection system provided by Scanary and video analytics technology provided by Zorronet Ltd. The pilot was conducted under real-world, high-traffic conditions and operated continuously throughout all gate-open hours.

The System demonstrated a high detection rate for prohibited items, including guns, and successfully identified pepper spray, while screening over 2,600 visitors over two days at the VIP entrance of the Arena. With low observed false-positive rates, the deployment demonstrates the potential of AI-powered, checkpoint-free screening to enhance venue safety without compromising crowd flow or visitor experience.

The purpose of the pilot was to evaluate the operational feasibility, performance, and integration of advanced, technology-driven crowd-screening solutions in a live venue environment, while maintaining efficient crowd flow and minimizing disruption to visitors.

The deployment was integrated into the venue’s existing security procedures without requiring changes to staffing or standard operating processes. Attendees were screened while walking naturally through the entrance, without stopping or removing personal belongings.

The pilot also marked the first live operational demonstration of pepper spray detection using Scanary’s technology, representing an expansion of concealed-threat detection capabilities beyond traditional weapon categories.

Alon Dayan, CEO of KeepZone, stated, “This pilot reflects KeepZone’s role as an integrator and operator of advanced security technologies. Our responsibility was to design and manage the end-to-end operational framework and ensure that multiple systems could function together effectively in a live, high-traffic environment.”

Yaron Gutstein, Chief Security Officer of Scanary and former Head of the Security Division at the Israel Security Agency (ISA) said: “The significance of this pilot lies in its performance under real operational conditions. The ability to detect concealed threats in a continuous-flow environment, without reliance on human judgment or disruptive checkpoints, represents a meaningful advancement in venue security.”

Moshe Niv Nissim, General Manager of Pais Arena Jerusalem, Ariel, the Municipal Company for Sport, Culture, and Leisure Management in Jerusalem added “Pais Arena Jerusalem is committed to ensuring the safety of our visitors while continuously improving the arrival and entry experience at events. The pilot conducted during the event demonstrated that it is possible to combine a high level of security with an efficient, fast, and respectful entry process for the audience. We work in full cooperation with the Israel Police, the Jerusalem Municipality, and all professional stakeholders, and we will continue to evaluate solutions that enable us to provide the best possible response for large-scale events.”

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company with e-commerce activities operating on the Amazon Marketplace and that has recently expanded into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc. Following a definitive distribution agreement with Scanary Ltd., entered into in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing its expectations that the successful completion of the KeepZone-led pilot may support future commercial deployments of Scanary’s technology, expand KeepZone’s role as an integrator and operator of AI-driven security solutions, and contribute to the Company’s strategic expansion into the homeland security sector. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com